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                                                                    Exhibit 20.1

FOR RELEASE MONDAY, MAY 4, 1998

                              CONTACT:    Harry Baxter 601-680-2410
                                          BancorpSouth
                                          Howell N. Gage 601-630-2211
                                          Merchants


     Tupelo, Miss. -- The holding companies of Bank of Mississippi, headquartered in Tupelo, and Merchants Bank of Vicksburg have entered into a binding agreement to merge.

     BancorpSouth, Inc., (NYSE/BXS) holding company of BancorpSouth Bank which does business in Mississippi as Bank of Mississippi, and Merchants Capital Corporation, holding company of Merchants Bank, today announced the signing of a definitive agreement to merge Merchants Capital Corporation into BancorpSouth, subject to approval of the shareholders of Merchants Capital Corporation and federal and state regulatory authorities.

     Under the terms of the agreement, shareholders of Merchants Capital will receive 1.884 shares of BancorpSouth, Inc. common stock in exchange for each share of Merchants Capital Corporation common stock. The
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exchange rate will be adjusted to reflect BancorpSouth's previously announced two-for-one stock split effected in the form of a 100% stock dividend that will be issued on May 15, 1998.

     On a post-split basis, Merchants' shareholders will receive 3.768 shares of BancorpSouth stock for each share of Merchants' Capital Corporation common stock. The subsidiary banks of the two bank holding companies will also be merged.

     The transaction will be structured as a pooling of interests and as a tax-free exchange to the shareholders Merchants Capital. In connection with the transaction, BancorpSouth has been granted an option to acquire up to 19% of the common stock of Merchants, subject to certain limitations, terms, and conditions set forth in a stock option agreement between Merchants and BancorpSouth.

     The merger represents an in-market transaction between BancorpSouth and Merchants. The combination of the two banks will give Bank of Mississippi a more significant share of the Vicksburg and Warren County banking market. Bank of Mississippi currently operates two branch offices in Vicksburg while Merchants operates four Vicksburg locations. Merchants also operates two additional branch offices in Utica and Edwards in Hinds County and a loan production office in Jackson, Miss.
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     As of March 31, 1998, BancorpSouth's total assets were $4.4 billion while
Merchants Capital Corporation assets totaled $222.2 million. The combining of the two banks is expected to result in a reduction of duplicative operating expenses. The merger is expected to be slightly dilutive to BancorpSouth's 1998 earnings per share but antidilutive in 1999.

     Based on the closing price of BancorpSouth's common stock as traded on the New York Stock Exchange, the transaction is valued at $63,136,000.

     BancorpSouth has a total of 134 offices serving 55 Mississippi and Tennessee communities.

     BancorpSouth Chairman and CEO Aubrey B. Patterson said "Merchants Bank is a truly outstanding institution. It is a bulwark of the Vicksburg business community, and Merchants' philosophy of planting deep roots in the Vicksburg market mirrors that of Bank of Mississippi. Like us, they have strong ties to the state and local economy, and they will bring great strength to our Company. Together, we can lend a higher level of service to the Vicksburg, Edwards and Utica markets."

     Merchants' Chairman and CEO Gage said, "Merchants is quite pleased to affiliate with such a fine company and such capable people. Bank of Mississippi is an extremely well run bank which shares our commitments of service to customers, concern for employees and development of the
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communities we serve. This merger will allow us to carry forward these commitments while remaining viable and competitive in the rapidly changing financial services industry."

     STATEMENTS ARE CONSIDERED TO BE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON MANAGEMENTS CURRENT EXPECTATIONS AND THE CURRENT ECONOMIC ENVIRONMENT. ACTUAL STRATEGIES AND RESULTS IN FUTURE PERIODS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY EXPECTED DUE TO VARIOUS RISKS AND UNCERTANTIES. ADDITIONAL DISCUSSIONS OF FACTORS AFFECTING BANCORPSOUTH, INC.'S BUSINESS AND PROSPECTS IS CONTAINED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.